Exhibit 99.1

Service Corporation International

1929 Allen Parkway

Houston, Texas 77019

(713) 522-5141

August 26, 2014

To the Holders of Service Corporation International’s

5.375% Senior Notes due 2024:

Service Corporation International, a Texas corporation, is offering to exchange its 5.375% Senior Notes due 2024 that have been registered under the Securities Act of 1933 (the “New Notes”) for all outstanding 5.375% Senior Notes due 2024 issued by it on May 12, 2014 (CUSIP No. 817565 CA0 (144A) / U81509 AB4 (Reg S)) (the “Old Notes”), upon the terms and subject to the conditions set forth in the enclosed prospectus dated                     , 2014 (the “Prospectus”) and the related letter of transmittal (the “Letter of Transmittal” and, together with the Prospectus, the “Exchange Offer”). The Exchange Offer is conditioned upon certain factors set out in the Prospectus under “The Exchange Offer — Conditions of the Exchange Offer” on page     .

The Old Notes were issued on May 12, 2014 in an original aggregate principal amount of $550,000,000, the full principal amount of which remains outstanding. The maximum amount of New Notes that will be issued in exchange for Old Notes is $550,000,000.

Please read carefully the Prospectus and the other enclosed materials relating to the Exchange Offer. If you require assistance, you should consult your financial, tax or other professional advisors. Holders who wish to participate in the Exchange Offer are asked to respond promptly by completing and returning the enclosed Letter of Transmittal, and all other required documentation, to Global Bondholder Services Corporation, the exchange agent (the “Exchange Agent”) for the Exchange Offer.

If you have questions regarding the terms of the Exchange Offer, please direct your questions to the Exchange Agent at 1 (866) 470-4500 (banks and brokers call 1 (212) 430-3774).

Thank you for your time and effort in reviewing this request.

Very truly yours,

Service Corporation International